Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1-212-455-2812	E-mail Address rfenyes@stblaw.com

VIA EDGAR		November 24, 2020
	Re:	Acceleration Request for ZoomInfo Technologies Inc. Registration Statement on Form S-1 (File No. 333-250905)
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, ZoomInfo Technologies Inc., that effectiveness of the above-referenced Registration Statement be accelerated to 9:00 a.m., New York, NY time, on November 27, 2020, or as soon as practicable thereafter.
Please call me at (212) 455-2812 with any questions.

Very Truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes